For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Corp. Adopts Advance Notice Policy

September 12, 2013  Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) (the “Company”) Board of Directors has approved and adopted an Advance Notice Policy (the "Policy") for the purpose of providing a clear framework for nominating directors of the Company which will facilitate an orderly and efficient process for nomination and election of directors at annual or special general meetings of shareholders. The Policy includes a process that requires advance notice to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to a proposal or requisition of shareholders made in accordance with the Business Corporations Act (British Columbia). Among other things, the Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special general meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special general meeting of shareholders (which is not also an annual general meeting) called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special general meeting was made. The Policy provides that the Board of Directors may, in its sole discretion, waive any requirement of the Policy.

The Policy is in effect as at the date of this news release.  Pursuant to the terms of the Policy, the Company intends to seek shareholder ratification of the Policy at PFN's next Annual General and Special Meeting (the “Meeting”) to be held on October 22, 2013. If the Policy is not confirmed at the Meeting, the Policy will terminate and be of no further force and effect following the termination of the Meeting.  The full text of the Policy is available via SEDAR at www.sedar.com  and on the Company’s website (www.pfncapital.com).

About Pacific North West Capital Corp.

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects to partners for funding through to production. PFN is focused on the discovery, exploration and development of PGM and nickel‐copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. River Valley is one of the largest undeveloped primary PGM projects in Canada.  PFN also has PGM and nickel‐copper projects in Alaska. The Company continues to evaluate PGM and nickel‐copper properties and projects in North America for potential acquisition opportunities.

News Release	September 12, 2013

N
Area of mineralized embayment in footwall at Dana North
Dana North Zone
River Valley Intrusion
Dana South Zone
Lismer North Zone
Banshee Zone
Lismer Ridge Zone
River Valley Intrusion
0
500.0
metres
Modelled Chargeability
mV/V

Figure 1. Exploration targets for new higher grade resources in the footwall to the River Valley Intrusion. The peak of the IP chargeability anomalies (red outlined in white) plot to the east of the main PGM mineralized zone ($) on the basal contact of the intrusion. The anomalies represent untested and under tested drill targets in the footwall, adjacent to the current PGM resources.

About River Valley Project

In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. In May 2011, Pacific North West Capital Corp. commenced a $5 million drill program on the project. The program was successfully completed in May 2012.  The drilling data were combined with holes drilled previously and delivered to Tetra Tech for a new mineral resource estimation.

The NI43‐101 compliant mineral resources for the River Valley Project effective May 1, 2012 are listed in the table below. With 2.5 Moz Pd+Pt+Au in Measured and Indicated resources, the River Valley Project is one of the largest undeveloped primary PGM projects in Canada. The project has excellent infrastructure support and is located 100 km from the city of Sudbury, Ontario, Canada’s largest nickel‐copper‐PGM mining and processing centre.

News Release	September 12, 2013

NI43-101 Compliant Mineral Resource Estimate at cut-off grade of 0.8 g/t PdEq effective May 1, 2012.
Class	TONNES	Pd (g/t)	Pt (g/t)	Rh (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Ni (%)	Co (%)	PdEq (g/t)
Total Measured	25,584,850	0.63	0.23	0.022	0.04	0.55	0.06	0.02	0.003	1.46
Total Indicated	65,754,700	0.56	0.21	0.020	0.04	0.26	0.06	0.02	0.002	1.35
Total Measured + Indicated	91,339,550	0.58	0.22	0.021	0.04	0.34	0.06	0.02	0.002	1.38
Total Inferred	35,911,000	0.36	0.14	0.014	0.03	0.11	0.06	0.03	0.002	1.07

Contained Metal Contents

Notes:

  Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves
  See www.pfncapital.com for more details and notes on the mineral resource estimation
  Long-term forecast prices (US$): $896/oz Pd, $1885/oz Pt, $1271/oz Au, $3.0/lb Cu, $9.7/lb Ni, $15.9/lb Co
  Resource estimation based on 462 holes drilled at a sectional spacing of 25m to 100m on eight separate mineralized zones

PGM+Au (oz)	PdEq (oz)	PtEq (oz)	AuEq (oz)
742,130	1,168,450	555,400	823,710
1,720,900	2,774,470	1,318,800	1,955,900
2,463,060	3,942,910	1,847,200	2,779,610
614,500	1,201,000	571,000	847,000

With these mineral resources, the River Valley Project under assessment for development potential as an open pit PGM‐Cu‐Ni mining operation as the project advances towards a Preliminary Economic Assessment Study.

Qualified Persons Statement

This news release has been reviewed and approved for technical content by Dr. William Stone Ph.D., P.Geo. a Qualified Person under the provisions of National Instrument 43‐101.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.internationalmetalsgroup.com)

On behalf of the Board of Directors

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com Suite 650 - 555 West 12th Ave., Vancouver, B.C., Canada, V5Z 3X7

Harry Barr
Chairman and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	September 12, 2013